

# Transforming the HR Business Partner Experience



INVEST IN **MPI DIGITAL HR**

## An AI enabled, mobile HR business partner



mpidigitalhr.com/mpi-digital-hr-ai    Cincinnati, OH    **in**

| Technology | SaaS | Minority Founder | Veteran Founder |

# Highlights

**1** Early customer interest from large multinational companies as well as mid cap companies

**2** Experienced CTO and Advisory board who have been successful founders with successful exits

( 3 )  Targeting the $70B HR Consulting market

( 4 )  Seeking $500k to build, launch, and validate our MVP

( 5 )  Potential acquirers include WorkDay, Deloitte, People Soft, TrainingPros, etc. (not guaranteed)

# Featured Investor

 **Albert Hilliard**
Invested **$52,500** ⓘ

Follow

**Syndicate Lead**
I am a retired IT executive with 40+ years of IT experience with a focus on project and program management. I have an interest in AI.

"I am investing in MPI Digital HR because I believe it represents an outstanding investment opportunity. I have great confidence in John Hawkins and his team, and I am certain they have the expertise to deliver an innovative AI-driven solution that will revolutionize the HR function. With my extensive background in business and IT, I recognize the significant potential of this venture and am excited about the opportunity to contribute to its success."

# Our Founder

 **John Hawkins** President, Founder

35+ years working with 100s of major organizations on HR consulting and employee relations.

# Pitch



## Transforming the HR Business Partner Experience

By: John Hawkins, President



## The Issue and Opportunity

- Employee Engagement and HR Business Partner effectiveness are at all time lows.

- Artificial Intelligence poses an existential threat to conventional Human Resources Roles

- Clients will continue to seek high end HR solutions and training to confront intricate organizational challenges, particularly those matters related to employee and labor relations.





## Objective: To Disrupt Traditional HR





# Business Partner Role and HR Consulting

### Objective 01
Provide scalable, proven HR solutions which reinforce a positive employee relations culture

### Objective 02
Make HR accessible to front line leaders at the tip of their fingers

### Objective 03
Enhance HR leader skills and better equip front line leaders, while reducing costs

MPI DIGITAL



# The Market is Huge

Increasing Demand for Learning and Development Services that Enhance Employee Skills and Workforce Development is Driving Market Growth

**$70B** — TUS Spending Estimate on HR Consulting

**$20B** — TUS Spending Estimate on Training

**7.19%** — CAGR (2024 – 2029)

### Focus 1
$8B - $10B Spend Annually
L&D, Training Programs, Workshops and Coaching
Deloitte

### Focus 2
$27B Spend Annually
Organizational Development
IBISWorld

### Focus 3
$1.3B Spend Annually
Talent Acquisition Tech
HR Tech Conference

### Focus 4
$1.4B Spend Annually
Workforce Planning
Deloitte

### Focus 5
Included in Training
Performance Management
Deloitte

### Focus 6
$350M Spend Annually
Employee and Labor Relations
NLRB

### Focus 7
$8B - $10B Spend Annually
Diversity, Equity and Inclusion
Deloitte

### Focus 8
$22B Spend Annually
HR Tech and Innovation
Grandview Research Inc

Source: https://www.mordorintelligence.com/industry-reports/human-resource-consulting-market

# US HR Market Trends





**Human Resource Consulting Market Leaders**

1. Deloitte
2. Accenture
3. Willis Towers Watson
4. PricewaterhouseCoopers
5. Mercer



Market Concentration

**Consolidated-** Market dominated by 1-5 major players

Human Resource Consulting Market

Estimated 64K HR Consulting Companies, 80% with <3 employees

**Fragmented -** Highly competitive market without dominant players



Source: Mordor

*Disclaimer: Major Players sorted in no particular order

MPI DIGITAL

# US HR Market Trends



U.S. Employee Engagement Trend, Annual Averages
% Engaged
% Actively disengaged
50
40
30
20
10
0
2000
2002
2004
2006
2008
2010
2012
2014
2016
2018
2020
2022
32
18
Get the data • Download image
GALLUP

The engagement elements that declined the most from the pre-pandemic record high in 2019 to 2022 were:

- lack of employee input
- Lack of opportunities to learn and grow
- clarity of expectations
- connection to the mission or purpose of the company
- opportunities to do what employees do best
- feeling cared about at work

US Employee Engagement is at a 10 Year Low



MPI DIGITAL

# Why Is Employee Engagement and Experience Important?

Improved Employee Engagement and Lower Risk of 3rd Party Intervention



- 59% Lower Employee Turnover
- 58% Fewer Safety Incidents
- 38% Higher Customer Satisfaction
- 22% Higher Productivity

Source: Gallup Organization









MPI DIGITAL

MPI DIGITAL

EARNING THE RIGHT
TO SUCCEED





### AI Enabled HR Support

Provide consistent HR responses to employee policy and HR SOP questions

### Digital Training

Clients can subscribe to or license our world class front-line leader soft skills training platform

### Drive Employee Engagement

Provide front line leaders 24/7 HR business partner answers to employee questions at your fingertips



## HR Business Partner Employee Questions

| | | | |
|---|---|---|---|
| Medical, dental and vision packages | Paid time off | 401(k) program with potential for generous discretionary company match | Employee discount on our great brands |
| Medical and personal leave programs | Adoption and surrogacy benefits | Scholarship programs for team members and their dependents | Tuition assistance |
| Backup dependent care | Paid parental leave | Paid volunteer time | Pet insurance |

## The Solution:
## Proprietary AI Enabled, HR Business Partner



**A mobile chatbot/agent HR Business Partner**

 **Assist**

 **Consult**

 **Train**

For
HR and Front-Line Leaders

Meet "Henry"






# HR BP/HR Specialist – Month in the Life

**+50% productivity increase**

Current Reality

New Reality







| QA | Recruitment | Onboarding |
|---|---|---|
| Drafting | Records | Emp Relat |
| Misc | Per Rev | Comp |



**MPI Digital**

**AI Enabled, Mobile HR Business Partner**

- Video Enabled
- Digital/Scalable Virtual Training
- Group Cohorts

**Employee/ Labor Relations**

**Training/Coaching**

**Employee Handbook/ SOPs**

**Union Avoidance**

**Assessments**



Meet Henry

# Meet Henry

## MPI Digital HR.ai

### Meet "Henry"





Employee Handbooks
Employee/
Labor Relations,
Alienation Index,
Assessments,
Virtual Training

MPI DIGITAL

## Meet Henry

- Proprietary, AI enabled chat bot, offering leading edge, HR solutions designed to transform the HR business partner role .

- Focus on employer specific HR tasks such as employee handbooks, employer culture, grievance resolution and other matters related to employee and labor relations.

- Make the HR business partner role more accessible and efficient

- Better equip front line managers to proactively address employee concerns, streamline grievance processes, and cultivate a positive workplace culture.

- Advanced capabilities to support HR professionals and front-line leaders in effectively managing nuanced employee grievances and fostering open communication between employees and management.





MPI DIGITAL



# Front Line Leader Digital Training



MPI DIGITAL



# Introduction

2.) MPI Digital is offering its new, digital, front line leader training programs, starting with, "Earning the Right to Succeed" .

This innovative, digital front line leader training program leverages the experience of MPI Digital's founder and offers a self paced learning approach. MPI Digital provides online, scalable learning content for individuals and groups. Examples of training topics include:

* Respect in the Workplace
* Foundational Team Building
* Successful Team Engagement
* Effective Listening
* Your Role as Leader
* Principles of Effective Communication
* The Power of Inclusion
* Creating a Culture of Accountability

The technology is applicable for B2B and B2C clients, available on LMS or via license.

## "Earning the Right to Succeed"



**Our founder** has for 35+ years worked with

In this journey, your employees will learn to build a culture of respect, participant as a member of a team, lead a successful team, communicate effectively, drive team engagement, & hold self and other tea members accountable. The journey includes activities where they will practice showing their team respect, engaging & bringing unity to their team, evaluating their own leadership style, growing their listening and communication skills, & planning an accountability conversation.



LEARN
Welcome
DO
Get Connected
DO
Leadership Self-Assessment
LEARN
Respect
DO
DO
INSPIRE
LEARN
RESPECT

**WHY IS RESPECT IMPORTANT FOR FRONT LINE MANAGERS?**

EARNING THE RIGHT TO SUCCEED





Managers plan, organize, and control tasks.
Leaders communicate, coach, facilitate, motivate, inspire, and problem-solve.

100s of major organizations on human resource consulting and employee relations. He shares how to peacefully engage & respect employees by building stronger connections


Write Your Own Respect Speech
Respect in Action
The Impact of Respect
Confidence & Competence Ch...
LEARN
DO
INSPIRE
LEARN
TEAM ENGAGEMENT
Foundational Team Building
Build Successful Team Engage...
Driving Team Engagement
Confidence & Competence Ch...


EARNING THE RIGHT TO SUCCEED
MPI CONSULTING

MPI DIGITAL

Link to Journey Overview & Additional Videos

## Employee Experience Solutions:

MPI DIGITAL

LEADERS: Trusted and Effective
"Earning the Right to Succeed"
*FLM Foundational Skill Development*
*Top 25 Consultant...Consulting Magazine*


Typical Willing Adopters
70%
The Rali Difference
20%
Typical Non-Adopters
10%
Typical Adopters


Leadership: To engage, to energize, and to enable your employees.


Welcome
Leadership Self Assessment
Respect
Write Your Own Respect Speech


Rali
Journey Overview: Earning the Right to Succeed

Faster Behavior Adoption...

Journey Outline, Intro, on Respect, on Leader vs Mgr

# Target Customers

| Customers | Customers |
|---|---|
| Large Corporations<br>Small and Mid Cap Companies<br>Non-Profits<br>Government<br>Military | Individual Employees<br>Parents<br>Students |
| **Pricing** | **Pricing** |
| Per Location<br>Monthly or Annual subscriptions<br>Tiered | Per Participant<br>Monthly or Annual subscription<br>Tiered |

B2B → B2C

MPI DIGITAL





## Initial Funding Summary

Ask:    Round 1: Pre-seed, Angel investment round. Seeking $124K, Convertible Equity or SAFE.

Projected revenue:  $30M over 5 years

Exit Strategy:  Build traction over 5 years and sell to market leaders WorkDay, People Soft or Private Equity

Note: We are currently seeking an initial raise of $124,000 as part of a pre-seed, angel investment round to build, launch and validate our minimum viable product which includes completing our chat bot prototype and launch roadmap.  Investments in this round will be in the form of convertible equity or a SAFE (Simple Agreement for Future Equity) in MPI Digital HR, LLC.  This initial, "first money in" investment will position us for additional follow-on investment with traditional venture capital investors.

Eligible for IRS Section 1202, Capital Gains Exclusion up to a maximum of $10 million or 10 times the adjusted basis of the stock.

Eligible for IRS Section 1244 Restricted Stock which slows losses from the sale of shares of small, domestic corporations to be deducted as ordinary losses instead of as capital losses up to a minimum of $50,000 for individual tax returns or $100,000 for joint returns



"Future projections are not guaranteed"



# Ask

## $124K

- Round 1:  Pre-Seed, 18-month runway

- Convertible Equity or SAFE

- Projected revenue:  $30M over 5 years

- Exit Strategy:  Build traction over 5 years and sell to market leaders Workday, People Soft or Private Equity



# Competition

## HR consultancy firms
Generated using AI



| | |
|---|---|
| **Deloitte**<br>In-depth HR analytics | **Accenture**<br>HR digital integration |
| **TriNet**<br>Comprehensive HR outsourcing | **McKinsey & Company**<br>Research-driven HR insights |
| **Bain & Company**<br>HR and business strategy | **KPMG**<br>HR audit and compliance |
| **Clear HR Consulting**<br>Targeted solutions for SMEs | **Randstad**<br>HR staffing and talent |
| **MaxPeople**<br>On-ground HR training | **True North**<br>HR tech system implementation |
| **Jouta**<br>Tailored HR framework design | **BCG**<br>HR growth and development |

### *MPIs Digital HR.ai Competitive Advantage*



- Insights led by experienced HR practice leaders
- First mover benefits
- Current HR Tech ai solutions under perform
- Deep understanding of employee/labor relations
- Front line leader focus
- Diverse practice team

# Exit

Potential acquirers include HR consulting companies (e.g. WorkDay, Deloitte, People Soft, TrainingPros etc.), other large HR consulting firms interested in increasing their offering.

